SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ To __________

Commission File No. 000-4491

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Therein)

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2003	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2003	9
Consent of Accountants

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of the First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 18, 2004

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 6):
First Tennessee National Corporation, common stock	$376,329,246	$310,431,463
Money market and stable value funds	54,246,392	54,134,413
Mutual funds	145,305,323	94,527,914
Participant loans	14,510,704	14,509,858
Segregated participant investments	5,156,535	6,482,115

Total investments	595,548,200	480,085,763

Cash	518,869	155,793
Receivables:
Employee contributions	290,308	175,283
Employer contributions	86,756	92,959
Interest income	3,183	81,487
Dividend income	3,409,633	2,631,467
Trade-date receivables	666,072	—

Total receivables	4,455,952	2,981,196

Total assets	600,523,021	483,222,752

Liabilities:
Benefits and loans payable	701,610	845,691
Excess contributions payable	398,529	—
Income taxes payable (note 4)	15,462	—
Overdraft	—	1,425,247
Other liabilities	265,542	248,232

Total liabilities	1,381,143	2,519,170

Net assets available for benefits	$599,141,878	$480,703,582

See accompanying notes to financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2003

2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$98,390,863
Interest income	2,601,498
Dividend income	13,195,751

Total investment income	114,188,112

Contributions:
Participants	32,440,799
Employer	14,401,370
Rollovers	2,585,028

Total contributions	49,427,197

Other income	9,265

Total additions	163,624,574

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	43,274,855
Corrective distributions	398,529
Administrative expenses	1,512,894

Total deductions	45,186,278

Net increase	118,438,296
Net assets available for benefits:
Beginning of year	480,703,582

End of year	$599,141,878

See accompanying notes to financial statements.

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(1) Plan Description

The following description of the First Tennessee National Corporation Savings Plan and Trust (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established April 23, 1978, for qualified employees of First Tennessee National Corporation and certain affiliates (the Company or First Tennessee) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA. The Plan is administered by the Pension, Savings and Flexible Compensation Committee. First Tennessee Bank National Association (FTBNA), the Employer’s primary affiliate, has served as the Custodian and Trustee of the Plan. Effective September 1, 2003, Nationwide Trust Company, FSB (NTC) was appointed Trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the boundaries of investment options available to active participants and defer payment of benefits. These accounts are presented in a single line item in the financial statements and continue to be trusteed by FTBNA. Also effective September 1, 2003, The 401(k) Company was appointed recordkeeper of the Plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours of service. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain defined limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Tennessee National Corporation Stock Fund (ESOP), except First Horizon Home Loan participants. First Horizon Home Loan participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in any of the investment options.

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All Company contributions are 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and Profit Sharing contributions at any time. Upon obtaining the age of 59 1/2, a participant may request a withdrawal of all or a portion of the value of the interest in their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of stock. Also, annually, a participant may request a withdrawal of certain contributions invested in the ESOP in the form of First Tennessee National Corporation stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and Plan earnings, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can make only one general purpose loan and one primary residence loan per calendar year.

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(2) Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investment Valuation and Income Recognition

Investments in mutual funds and the money market fund are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the common/collective trust (stable value funds) is stated at fair value as determined by the issuer based on the fair value of the underlying investments. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. Agencies’ securities are valued at the mean of the bid and ask prices on the last business day of the year. Loans to participants are stated at the unpaid principal balance, which the Plan’s management believes approximates fair value.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

(c)	Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

(d)	Contributions

Participant and Employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor.

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Distributions

Benefit distributions are recognized when requested and approved for payment.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

(3) Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its’ contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4) Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax payable of $15,462 as of December 31, 2003, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

(5) Related Party Transactions

In 2003 and 2002, FTBNA, an affiliated company, charged trustee fees of $500,322 and $853,423, respectively. These amounts are reflected in administrative expenses in the accompanying financial statements.

(6) Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
First Tennessee National Corporation – Common Stock	$376,335,948	$311,674,017
Fidelity Institutional Government Portfolio	46,167,388	54,134,413
First Funds Core Equity I	63,250,373	50,605,965
Royce Premier Fund	30,081,839	—

FIRST TENNESSEE NATIONAL CORPORATION

SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

For the period ended December 31, 2003, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $98,390,863, as follows:

2003
First Tennessee National Corporation – Common Stock	$71,317,373
Mutual Funds	25,428,360
Segregated Participant Investments	1,645,130

$98,390,863

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

2003
Net assets available for benefits per the financial statements	$599,141,878
Increase in benefits payable	783,712

Net assets available for benefits per the Form 5500	$598,358,166

The above increase in benefits payable is recorded as a liability in the Plan’s Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2003
Benefits paid to participants per the financial statements	$43,274,855
Less: accrual for 2002	(704,081)
Add: accrual for 2003	783,712

Benefits paid to participants per the Form 5500	$43,354,486

(8)	Subsequent Event

Effective April 20, 2004, the Plan’s Sponsor, First Tennessee National Corporation, changed their name to First Horizon National Corporation and the Plan’s name was changed accordingly.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2003

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value
	AllianceBernstein Capital Reserve	Money market fund	$16,748
	Fidelity Institutional Government Portfolio	Money market fund	46,167,388
	Amvescap National Trust Company	Common collective trust — stable value fund	8,541,341
	Dodge & Cox Balanced Fund	Mutual fund	9,055,234
*	First Funds Capital Appreciation I	Mutual fund	3,355,795
*	First Funds Core Equity I	Mutual fund	63,250,373
*	First Funds Intermediate Bond I	Mutual fund	20,342,524
	Harbor Fund International Fund	Mutual fund	12,075,455
	Royce Premier Fund	Mutual fund	30,081,839
	Royce Total Return Fund	Mutual fund	244,641
	Vanguard 500 Index Fund - Admiral	Mutual fund	7,144,103
	Diamonds Trust Series I	Mutual fund	657,850
	Ishares Russell 2000 Index Fund	Mutual fund	318,550
	Calamos Growth Fund Class A	Mutual fund	258,390
	Longleaf Partners Fund	Mutual fund	483,694
	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	132,976
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	314
	Aflac, Inc.	Corporate stock	43,416
	American International Group, Inc.	Corporate stock	33,140
	Cardinal Health, Inc.	Corporate stock	42,812
	Colgate Palmolive Company	Corporate stock	15,015
	Comcast Corporation	Corporate stock	37,548
	Costco Wholesale Corporation	Corporate stock	44,616
	Cross A T Company	Corporate stock	6,670
	Deltic Timber Corporation	Corporate stock	17,358
	Dow Jones & Company, Inc.	Corporate stock	49,850
	Exxon Mobil Corporation	Corporate stock	41,000
	Federal National Mortgage Association	Corporate stock	30,024
	Flextronics International, Ltd.	Corporate stock	17,760
	General Electric Corporation	Corporate stock	27,882
	Hewlett Packard Corporation	Corporate stock	19,525
	Home Depot, Inc.	Corporate stock	17,745
	Intel Corporation	Corporate stock	32,050
	JP Morgan Chase & Company	Corporate stock	26,446
	Kohls Corporation	Corporate stock	22,470
	McGraw Hill Companies, Inc.	Corporate stock	34,960
	Medtronic, Inc.	Corporate stock	29,166
	Merrill Lynch & Company, Inc.	Corporate stock	645,150
	Microsoft Corporation	Corporate stock	32,844
	Miller Herman, Inc.	Corporate stock	97,000
	Murphy Oil Corporation	Corporate stock	261,240
	Nasdaq 100 Shares Unit Series 1	Corporate stock	307,795
	Omnicom Group	Corporate stock	32,749
	Parametric Technology Corporation	Corporate stock	5,453
	Pepsico, Inc.	Corporate stock	37,296
	Pfizer, Inc.	Corporate stock	38,863
	Servicemaster Company	Corporate stock	78,638
	Standard & Poors	Corporate stock	179,606
	Supervalu, Inc.	Corporate stock	114,360
	Texas Instruments, Inc.	Corporate stock	38,194
	Vodafone Group	Corporate stock	37,560
	Wells Fargo & Company	Corporate stock	47,112
	XL Cap, Ltd.	Corporate stock	31,020

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — cont’d

Plan Number: 002
EIN: 62-0803242
December 31, 2003

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value
*	First Tennessee National Corporation	First Tennessee National Corporation Common stock fund, 8,533,695 shares	$376,335,948
*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with varying maturity dates, collateralized by participants’ right, title and interest in and to the Plan	14,510,704

			$595,548,200

*	Indicates party-in-interest to the Plan.

Note: Column d (Cost) has been omitted as it is not required for participant or beneficiary directed transactions under an individual account plan.

See accompanying independent auditors’ report.

EXHIBITS

     The following documents are filed as exhibits to this Form 11-K:

     1. Consent of Accountants.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of the First Tennessee National Corporation Savings Plan and Trust (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST
Date: June 25, 2004	By: /s/ Sarah L. Meyerrose Sarah L. Meyerrose Executive Vice President-Corporate and Employee Services and Chairperson of Savings Plan Committee

EXHIBIT INDEX

Item	Description Page
1.	Consent of Accountants